SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Voting Results for Annual General Meeting held May 25, 2006

2.	News Release dated May 26, 2006

3.	Code of Conduct dated April 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

AINSWORTH LUMBER CO. LTD.
Voting Results for Annual General Meeting of Shareholders
of Ainsworth Lumber Co. Ltd. (the “Company”)
Held on May 25, 2006 (the “Meeting”)

To:	All applicable Securities Commissions
And To:	Toronto Stock Exchange
The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:
1.     Election of Directors
By a vote by way of show of hands, the following ten nominees were elected to serve as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:
Brian E. Ainsworth
D. Allen Ainsworth
Catherine E. Ainsworth
David Ainsworth
Susan Ainsworth
Doug Buchanan
Robert A. Fairweather
K. Gordon Green
Morley Koffman
W. Gordon Lancaster
2.     Appointment of Auditor
By a vote by way of show of hands, Deloitte & Touche LLP was appointed auditor of the Company and the Directors were authorized to fix the remuneration to be paid to the auditor.
DATED as of the 25th day of May, 2006.

AINSWORTH LUMBER CO. LTD.
Per:	/s/ Robert Allen
ROBERT ALLEN
Chief Financial Officer

NEWS RELEASE
For Immediate Release
Friday, May 26th, 2006
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. DECLARES DIVIDEND
Vancouver, British Columbia - Ainsworth Lumber Co. Ltd. (TSX:ANS) today announced that its Board of Directors has declared a cash dividend of $1.00 per common share payable on June 22, 2006 to holders of record of its common shares as of the close of business on June 8, 2006. Brian Ainsworth, Chairman and Chief Executive Officer of Ainsworth, said “This is a special dividend to reflect the Company’s strong 2005 and first quarter 2006 performance. It is not the commencement of a regular dividend policy and Ainsworth has no present intention of declaring future dividends”.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Code of Conduct

TABLE OF CONTENTS

CONTENTS		PAGE
I	Introduction	2
II	No Rights Created	2
III	Personal Responsibility	3
IV	Responsibility to Our People	3
V	Ethical Decision Making	4
VI	Conflicts of Interest	5
VII	Outside Employment	9
VIII	Corporate Opportunities	9
IX	Political Contributions & Activity	9
X	Dealings with Public Officials	10
XI	Confidential Information	10
XII	Safeguarding company Property and Records	12
XIII	Antitrust	14
XIV	Competitive Practices	16
XV	Securities Law	17
XVI	Seeking Guidance	18
XVII	Reporting violations & “Whistleblower” Policy	18
XVIII	Investigations of Suspected Violations	19
XIX	Discipline for Violations	19
XX	Waiver	20

Code of Conduct

I.   Introduction
     Ainsworth Lumber Co. Ltd., (“Ainsworth” or the “Company”) is committed to the highest standards of business conduct. Our mission is to provide high-quality, value-added engineered wood products that satisfy the needs of customers and fairly reward shareholders and employees. We believe people should be treated fairly and honestly, with dignity and respect. This requires that we conduct our business in accordance with applicable laws and regulations and in accordance with the highest standards of business ethics. This Code of Conduct (the “Code”) helps each of us in this endeavor by providing a statement of the fundamental principles and key policies and procedures that govern the conduct of our business.
     The Code explains the basic rules, policies and procedures applicable to all employees, officers and directors of Ainsworth in their day-to-day dealings with others, whether they are customers, competitors, suppliers or fellow employees. These rules, policies and procedures reflect our core values. Thus, in many instances, the policies referred to in this Code go beyond the requirements of the law. Our success depends on all of us doing the right thing, ethically and legally.
     Throughout the Code, any references to “Ainsworth” or the “Company” include Ainsworth Lumber Co. Ltd. and its subsidiaries. Any references to “General Counsel” refer to Koffman Kalef Business Lawyers in Canada, Dorsey & Whitney LLP in the United States or such other law firm or firms as may be appointed by the Company to act as such.
     All employees, officers and directors are responsible for helping us maintain our good reputation and the trust and confidence of our fellow employees, shareholders, the public and those with whom we do business. You have a responsibility to uphold this dedication to corporate ethics and compliance on a daily basis. You are never authorized to violate this Code or commit, or direct another person to violate this Code or commit, any illegal or unethical act. Any attempt to direct or otherwise influence someone else to commit a violation of the Code is a Violation in itself. Alleged violations of the Code will be investigated and appropriate action, including, where appropriate, termination, will be taken.
II.   No Rights Created
     This Code is a statement of fundamental principles and key policies and procedures that govern the conduct of the Company’s business. The Code is not a contract and is not intended to and does not create any rights in favor of any employee, client, supplier, competitor, shareholder or any other person or entity. Unless otherwise provided in a Collective Bargaining Agreement, all employees are employed on an at-will basis. At-will employment means that either the Company or the employee can terminate the employment relationship at any time for any reason not prohibited by law.

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III.   Personal Responsibility
     You are responsible for acquainting yourself with the Code and the standards of conduct and restrictions applicable to you, and to conduct yourself accordingly. Once you have read the Code and acquainted yourself with its provisions you must sign the Acknowledgment Form and return it as set forth therein. By signing the Acknowledgement Form, you are acknowledging that you have read and understand the Code, and that you agree to be bound by the Code’s provisions.
     The Code is extensive and some of it may not apply to you or your current duties and responsibilities. If you have any questions about whether any portion of this Code pertains to your job duties and responsibilities, you should discuss the matter with your supervisor.
IV.   Responsibility to Our People
     The way we treat each other and our work environment affects the way we do our jobs. All employees want and deserve a work place where they are respected and appreciated. Everyone who works for the Company must contribute to the creation and maintenance of such an environment, and supervisors and managers have a special responsibility to foster a workplace that supports honesty, integrity, respect and trust.
     A.   Employee Privacy.   We respect the privacy and dignity of all individuals. The Company collects and maintains personal information that relates to your employment, including medical and benefit information. Special care is taken to limit access to personal information to Company personnel with a need to know such information for a legitimate purpose. Employees who are responsible for maintaining personal information and those who are provided access to such information must not disclose private information in violation of applicable law or in violation of the Company’s policies.
     Employees should not search for or retrieve items from another employee’s workspace without prior approval of that employee or management. Similarly, you should not use communication or information systems to obtain access to information directed to or created by others without the prior approval of management, unless such access is part of your job function and responsibilities at the Company.
     Personal items, messages, or information that you consider to be private should not be placed or kept in telephone systems, computer or electronic mail systems, office systems, offices, work spaces, desks, credenzas, or file cabinets. The Company reserves all rights, to the fullest extent permitted by law, to inspect such systems and areas and to retrieve information or property from them when deemed appropriate in the judgment of management.

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     B.   Equal Employment Opportunity and Nondiscrimination.   The Company is an equal opportunity employer in hiring and promoting practices, benefits and wages. We will not tolerate discrimination against any person on the basis of race, religion, color, gender, age, national origin, disability, sexual orientation, marital status, and the status with regard to public assistance, or any other basis prohibited by law in recruiting, hiring, placement, promotion, or any other condition of employment.
     Any employee or applicant who needs a reasonable accommodation to perform the essential functions of his/her job should request such an accommodation in a timely fashion from their supervisor and/or the Human Resources Department. The Company will comply with all applicable laws regarding reasonable accommodations.
     The Company prohibits the harassment of any employee or job applicant on the basis of their protected status. Anyone engaging in unlawful discrimination or harassment may be subject to discipline up to and including termination.
     You must treat all Company employees, customers, suppliers, vendors and others with respect and dignity.
     C.   Sexual and Other Forms of Harassment.   Company policy strictly prohibits any form of harassment in the workplace, including sexual harassment. The Company will take prompt and appropriate action to prevent and, where necessary, discipline behavior that violates this policy. Please see the more comprehensive Harassment policy and the Harassment Complaint Procedure in the company’s Corporate Policies.
     D.   Safety in the Workplace.   The safety and security of employees is of primary importance to Ainsworth. You are responsible for maintaining the Company’s facilities free from recognized hazards and obeying all Company safety rules. Working conditions should be maintained in a clean and orderly state to encourage efficient operations and promote good safety practices. Weapons may not be carried into, stored on, or used in Ainsworth facilities. The Company intends to maintain a drug-free work environment. The use, possession, manufacture, sale or distribution of drugs or alcohol for non-medical purposes is prohibited on Ainsworth premises or on the job.
V.   Ethical Decision Making
     One of the major goals of the Code is to help all of us make ethical business decisions. The policies and procedures contained in the Code establish standards of conduct and, in many instances, the policies referenced in the Code go beyond the requirements of the law. The Code, however, is not

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Code of Conduct

intended to cover all situations that may arise. If you are in doubt about the best course of action in a particular situation or have a specific conduct question, you should contact your supervisor.
     You may find it helpful to ask yourself the following questions before taking action in specific situations:
•	Can I justify this action?

•	Are my actions legal and ethical?

•	Does the action conform to Company policy?

•	How would my actions appear to my supervisors, peers, subordinates, family, friends, or the public if reported in the news media?

•	Does the action make me feel uncomfortable?
VI.   Conflicts of Interest
     A conflict of interest exists whenever your personal interests are inconsistent or interfere in any way with the interests of the Company. Such conflicts include any activity, interest or association that might compromise or even appear to compromise the independent exercise of your judgment in the best interests of Ainsworth, its shareholders and the public. Even the appearance of a conflict between your personal interests and those of Ainsworth can undermine trust and, therefore, must be avoided or disclosed to one’s immediate supervisor for guidance and resolution.
     A conflict of interest also exists in situations where your loyalties or actions are divided between Ainsworth’s interests and those of another, such as a competitor, supplier or customer. Both the fact and the appearance of a conflict should be avoided.
     While it is not feasible to describe all possible conflicts of interest that could develop, the following are some of the more common examples that illustrate actual, apparent or potential conflicts of interest.
Examples of Conflicts
     A.   Outside Employment with a Competitor.   Simultaneous employment with or serving as a director of a competitor of the Company is strictly prohibited, as is any activity that is intended to or that you should reasonably expect to advance a competitor’s interests. Therefore, you may not engage

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in any activity that competes with Ainsworth. You may not market services similar to the services provided by Ainsworth in competition with the Company regardless of whether you receive any compensation for such services. It is your responsibility to consult with your supervisor to determine whether a planned activity will compete with the Company’s business activities before you pursue the activity in question.
     B.   Outside Employment with a Customer, Vendor, Supplier, Contractor or Subcontractor of the Company.   Without prior written approval from your supervisor, you may not be a customer of a vendor, supplier, contractor or subcontractor or be employed by, serve as a director of; or represent a customer, vendor, supplier, contractor or subcontractor of the Company.
     C.   Charitable, Government and Other outside Activities.   The Company encourages you to participate in projects and causes that further the welfare of our local communities. However, you must obtain the prior written approval of your supervisor before serving as a director or trustee of any charitable, not-for-profit, for-profit or other entity or before running for election or seeking appointment to any government-related position.
     D.   Business Relationships with the Company.   Without the prior written approval of your supervisor, you may not recommend, or decide whether or not the Company should engage in, a business relationship with an entity in which you (or related parties) have a direct or indirect personal interest. Related parties include:
•	A family relationship, including, but not limited to, members of one’s immediate and extended family. (Immediate or extended family includes, but is not limited to, one’s spouse, parents, brothers, sisters, children, grandparents, grandchildren, cousins, in-laws, aunts, uncles, nieces, nephews or any similar half or step-relationships.)

•	A household relationship.

•	A firm in which you have a financial interest.
     Factors to be considered by supervisors in granting approval may include the following:
•	The relationship is disclosed in advance;

•	No reasonable likelihood exists that the relationship improperly influences the decision to do business with the company in question; and

•	If the relationship did not exist, Ainsworth would have valid business reasons to do business with the company.

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Code of Conduct

     E.   Receipt of Gifts and Entertainment.   During the course of your service to the Company, you may be offered gifts, gratuities or other business courtesies. When you are involved in making business decisions on behalf of the Company, your decisions must be based on uncompromised, objective judgment. You must avoid the perception of favorable treatment and must conduct your activities in the best interests of the Company, using consistent and unbiased standards. You must never accept any gift or other benefits if your business judgment or decisions would be affected or if the acceptance of such gift or benefit would cause a reasonable person to believe that your ability to conduct business in an impartial matter has been impaired. You must never request or ask for gifts, entertainment or any other business courtesies from people doing business with the Company. Unsolicited gifts and business courtesies, including meals and entertainment, are permissible if they are customary and commonly accepted business courtesies, not excessive in value, and given and accepted without an express or implied understanding that you are in any way obligated by your acceptance of the gift. Gifts that are extravagant in value (generally defined as $500 or more) or unusual in nature should not be accepted without the prior written approval of your supervisor. (Directors and Officers must obtain prior written approval of the Company’s General Counsel). Gifts of cash or cash equivalents (including gift certificates, securities, below-market loans, etc.) in any amount are prohibited and must be returned promptly to the donor.
     In general, acceptable gifts and benefits include, but are not limited to:
•	Business-related items;

•	Items of moderate value (generally defined as less than $500 per calendar year from one donor);

•	Items of a promotional nature (for example, t-shirts, hats, coffee mugs, pens, etc. with company logos);

•	Discounts or rebates on merchandise or services on terms generally available to the public at large or on terms generally available to Ainsworth employees; and

•	Items that are widely distributed to other employees or the donor’s other customers.
     In general, examples of permitted entertainment include, but are not limited to the following, so long as they are not extravagant in value:
•	Occasional meals;

•	Tickets to sporting events; and

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Code of Conduct

•	Tickets to concerts or other cultural events.
     Gifts of trips (such as fishing, golfing, hunting, etc.) may be accepted under the direction of the divisional Vice-president so long as the Ainsworth employee accepting this trip is not the only person external to the supplying company that is attending.
     When in doubt as to the reasonableness of a particular gift, you should contact your supervisor. You must strike a balance between making the right gesture and being perceived as unfairly influencing a business relationship.
     H.   Offering Gifts and Entertainment.   When you are providing a gift, entertainment or other accommodation in connection with Company business, you must do so in a manner that is in good taste and without excessive expense. As with the accepting of gifts, such entertainment must always be of moderate value (generally defined as less than $500) and must never influence or appear to influence a business decision or go beyond the common courtesies associated with acceptable business practices. You should follow the above guidelines for receiving gifts in determining when it is appropriate to give gifts and when prior written approval from your supervisor is required (Directors and Officers must obtain prior written approval of the Company’s General Counsel). Our suppliers and customers likely have gift and entertainment policies of their own. To avoid placing a supplier, customer or the Company in an awkward or compromising situation, you should be familiar with each supplier’s and customer’s gift and entertainment policies and you must never provide a gift or entertainment that violates such policies.
     What is acceptable in the commercial business environment may be entirely unacceptable in dealings with the government. There are strict laws that govern providing gifts, including meals, entertainment, transportation and lodging, to government officials and employees. You are prohibited from providing gifts or anything of value to government officials or employees or members of their families in connection with Company business without prior written approval from your supervisor.
     Giving or receiving any payment or gift in the nature of a bribe or kickback is absolutely prohibited.
     I.   Financial Interest in another Business.   You should not have a direct or indirect financial interest in a customer, supplier, competitor, or others with whom Ainsworth does business. However, ownership of less than one percent (1%) of the publicly traded stock of a corporation will not be considered a conflict of interest. You should never be in a position of making or influencing business decisions that might affect your personal financial interests. If you or someone in your immediate family has a financial or employment relationship with a customer, supplier, competitor, or potential supplier, then you must disclose this fact in writing to your supervisor. If the supervisor believes that there is a reasonable likelihood that such financial or employment relationship could

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(a) influence or be perceived by others as influencing your judgment or actions in performing your duties at Ainsworth, or (b) compromise or be seen by others as compromising the integrity of Ainsworth’s confidential information, you may only continue to provide services to Ainsworth with the written approval of the Company’s General Counsel and under such conditions or restrictions as may be specified.
     You are expected to make your personal investments in a way that avoids the use, for personal gain, of any non-public material information obtained in the course of your work at Ainsworth.
     Although you may invest in companies that do business with Ainsworth, you may not do so if you are personally involved in significant decisions relating to those companies. You should never make a personal investment in a company when you have the ability to influence its relationship with Ainsworth. Where personal gain could conflict or appear to conflict with your duties at Ainsworth, full written disclosure to your supervisor is required.
VII.   Outside Employment
     Employment outside the Company is generally permitted so long as your supervisor approves it and provided it does not interfere with your service to the Company. For example, outside employment cannot result in poor job performance, absenteeism, tardiness, conflicts of interest, or any other behavior which would violate any of the Company’s policies.
VIII.   Corporate Opportunities
     You may learn of certain business opportunities from which you could benefit as a result of your service to the Company. You owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. You may not take personally for yourself opportunities that are discovered though the use of corporate property, information or position or use corporate property, information or position for personal gain. You must report any such opportunities to your supervisor. Ainsworth will then determine whether the Company may benefit from such opportunity and whether Ainsworth wishes to pursue the opportunity. You may only pursue such opportunity after Ainsworth has been notified of the opportunity and you have received written confirmation from the Company’s General Counsel that the Company has decided not to pursue it. (Directors’ duties with respect to corporate opportunities are more extensive and include a requirement that they obtain the prior approval of the disinterested members of the Board of Directors).
IX.   Political Contributions & Activity
     The use of Company funds, goods or services as contributions to political parties, candidates or campaigns is forbidden unless authorized by the Chief Executive Officer of Ainsworth within the guidelines established by the Board of Directors. Contributions include money or anything having

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Code of Conduct

value, such as loans, services, entertainment, trips and use of Ainsworth facilities or assets. Further, employees are not to be reimbursed for any political contributions which they may make on their own behalf. Ainsworth is legally prohibited from contributing directly or indirectly in support of political candidates in the U.S. for elective federal, state, and local office and similarly its U.S. subsidiaries are prohibited from making such contributions in foreign countries.
     Employees may participate and contribute to political organizations or campaigns on their own behalf. In fact, because of the importance of healthy communities and a strong political system, this is encouraged. If you choose to get involved in political activities, you must do it on your personal time with your personal funds and in your own name. These activities cannot be done on the company premises.
X.   Dealings with Public Officials
     All dealings between employees of Ainsworth and public officials are to be conducted in a manner that will not compromise the integrity or reputation of a public official or Ainsworth.
     Even the appearance of impropriety in dealing with public officials, whether domestic or foreign, is unacceptable. Any participation, whether direct or indirect, in any bribes, kickbacks, illegal gratuities, indirect contributions or other similar payment is forbidden, regardless of the effect they might have on the business interests of Ainsworth.
XI.   Confidential Information
     Confidential information includes any information, whether or not marked “confidential,” which is not in the public domain and which might be useful or helpful to competitors, investors, financial analysts, or others who are interested in Ainsworth or harmful to the Company or its customers, if disclosed. Examples of confidential information include customer pricing agreements and customer contracts, computer records, financial data, planned new services or service improvements, advertising or marketing programs, expansion or contraction plans, lists of suppliers or customers, lists of employees, wage and salary data, personnel files or other personnel data, capital investment plans, projected revenues and earnings and changes in management, levels of staffing or policies of Ainsworth. Other examples include confidential information of other companies received by Ainsworth under confidentiality agreements. Confidential information of other companies does not include information that was publicly known to Ainsworth through lawful means.
     Sometimes, deciding what is confidential and what is not can be confusing. In deciding what is confidential about Ainsworth’s business and the business of others, you should look at:
•	The extent to which the information is known outside of the business;

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•	The extent to which the information is known by employees and others involved in the business;

•	The value of the information to the business and its competitors; and

•	The amount of effort or money expended by the business in developing and protecting the information.
     Your obligation to treat information as confidential does not end when you leave the Company. Upon termination of your services to the Company, you must return everything that belongs to the Company, including all documents and other materials containing Company and customer confidential information. You must not disclose confidential information to a new employer or others after ceasing to be a Company employee. You may not disclose your previous employer’s confidential information to the Company. Of course, you may use general skills and knowledge acquired during your previous employment.
     A.   Company Information.   One of Ainsworth’s most valuable assets is information. Ainsworth’s information assets include software, research and development information, marketing plans, business concepts and strategies and detailed financial data. You must be vigilant to protect the Company’s confidential information — which is any information that is not generally known and is helpful to Ainsworth or would be helpful to competitors. These same protections also apply to similar information supplied to Ainsworth by vendors and customers.
     You must safeguard trade secrets and confidential information by marking information accordingly, keeping it secure and limiting access to those who need to know it in order to do their job. You must avoid discussing confidential or competitive information in public areas like elevators, restaurants, and airplanes. The obligation to preserve Ainsworth’s confidential information continues even after you no longer provide services for Ainsworth.
     B.   Customer and Supplier Information.   You should treat the confidential information of other persons or companies with the same confidentiality as Ainsworth information. Safeguarding of other parties’ information can be done by:
•	Insisting on a confidentiality agreement;

•	Avoiding improper acquisition of confidential information; and

•	Protecting confidential information received.

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     C.   Obtaining and Entering Into Non-Disclosure Agreements.   You should not receive or disclose any confidential information before obtaining a written Confidentiality Agreement that has been supplied or approved by the Company’s General Counsel.
     D.   Confidential Information on Private Devices.   If you store confidential information on your own private devices, such as home computers or PDA’s, you must follow the guidelines in this Code to safeguard that confidential information. If your employment or services are terminated, you must provide that private device to the proper individuals at the Company so they can delete all the confidential information from that device.
XII.   Safeguarding Company Property and Records
     You are entrusted with many Company assets: physical assets like buildings, equipment and supplies; financial assets including cash and bank accounts; and information assets such as proprietary information and corporate records. You have a special responsibility to protect Ainsworth’s assets from loss, damage, misuse, theft, fraud or embezzlement.
     Examples include but are not restricted to:
     A.   Accurate Books & Financial Reporting.   It is the Company’s policy to provide full, fair, accurate, timely and understandable disclosure in reports and documents, filed with, or submitted to, the Toronto Stock Exchange, securities commissions of any Province of Canada, U.S. Securities & Exchange Commission or the Securities and Exchange Commission of any other regulatory authority and in all other public communications by Ainsworth. The Company also requires that its accounting information and records be accurately maintained in accordance with applicable accounting policies, laws, rules and regulations. As a public corporation, Ainsworth has a legal responsibility to (i) maintain effective disclosure controls and procedures to ensure that all material information relating to Ainsworth is made known to the persons responsible for preparing the Company’s financial reports and (ii) have internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for its shareholders and regulatory authorities. It is your responsibility to maintain the integrity of Ainsworth’s financial statements.
     It is unlawful for an officer or director or any person acting under the direction of an officer to “fraudulently influence, coerce, manipulate or mislead” an auditor for the purpose of rendering the financial statements being audited materially misleading. No one may make false or misleading statements to auditors or interfere with the audit process. Violations are grounds for dismissal.
     B.   Internal Reporting.   Ainsworth relies on accurate information in order to make responsible business decisions. Ainsworth, therefore, requires honest and accurate recording, reporting and retention of information. This includes all business records, including financial reports, research

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reports, marketing information, sales reports, expense accounts, time sheets and claims. All records and accounts must accurately reflect transactions and events and conform both to generally accepted accounting principles and to the Ainsworth system of internal controls.
     It is wrong to make false claims on an expense report or time sheet, to falsify quality or safety results, or misrepresent assets, liabilities, revenues or expenses. No entry may be made in any record that intentionally hides or disguises the true nature of any transaction. Likewise, you must never withhold or fail to communicate information that should be brought to the attention of higher levels of management. If you suspect or become aware of reckless or fraudulent accounting practices, internal controls or auditing issues, you should follow the procedure set forth in Section XVII below.
     C.   External Reporting.   In the course of business, the Company produces and receives large numbers of records. It is the Company’s policy that all information be recorded clearly, concisely and accurately. You should avoid exaggeration, inappropriate language, guesswork, legal conclusions and derogatory characterizations of people and their motives. Numerous laws require the retention of certain of the Company’s records for various periods of time. The Company is committed to compliance with all applicable laws and regulations relating to the preservation of records. The Company’s policy is to identify, maintain, safeguard and destroy or retain all records in the Company’s possession on a systematic and regular basis. Under no circumstances are Company records to be destroyed selectively or to be maintained outside Company premises or designated storage facilities. If you learn of a subpoena, a pending or contemplated litigation, legal or regulatory proceeding or government investigation or an audit, you must refrain from destroying any related records and you must affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as e-mails and voicemail messages). Destruction of such records, even if advertent, could seriously prejudice the Company.
     To maintain the consistency and accuracy of information disclosed on behalf of the Company, persons who are not official spokespersons for the Company may not speak with the press, securities analysts, any other member of the financial community, shareholders, groups or organizations as a Company representative or about Company business. Official spokespersons of the Company must follow all applicable laws and regulations relating to their communications and ensure that all public communications are accurate, fair and understandable to the public.
     Auditors, whether internal or external, must have full cooperation of all employees.
     D.   Company Property.   When you use Company resources to send e-mail, voicemail or to access Internet services, you are acting as representatives of the Company. Any improper use of these resources may reflect poorly on the Company, damage its reputation, and expose you and the Company to legal liability. All of the computing resources used to provide computing and network connection throughout the organization are the property of the Company and are intended for use by

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Company employees to conduct the Company’s business. To the extent permitted by applicable law, the Company may, from time to time and at its sole discretion, review any files stored or transmitted on its computer and communication resources, including e-mail messages, for compliance with Company policy. Incidental and occasional personal use of Company equipment, including computers and telephones, is permitted, provided such use does not interfere with normal work responsibilities or expose Ainsworth to potential liabilities. The Company’s resources should not be used in any way that may be disruptive or offensive to others or unlawful. At all times when sending any e-mail, transmitting any other message or file or accessing an Internet site, you should not transmit comments, language or other files or access inappropriate sites that you would be embarrassed to have read or seen by any person. In addition, use of the Company’s computer and communication resources must be consistent with all other Company policies, including those relating to harassment, privacy and intellectual property rights.
     Regardless of condition or value, Company property may not be sold, loaned, borrowed, given away or otherwise disposed of, except with proper authorization.
     E.   Intellectual Property.   Patents, trademarks, copyrights and trade secrets are all considered intellectual property. The Company’s intellectual property is a valuable corporate asset and you have an obligation to protect it. This obligation continues even after you leave the services of the Company for any reason. The Company will respect the intellectual property of others and will not knowingly infringe on another party’s intellectual property. If you believe that another company is infringing on the Company’s intellectual property or that the Company may be infringing on the intellectual property of another, you must promptly notify your supervisor.
XIII.   Antitrust
     You are expected to comply with all applicable laws, rules and regulations. Antitrust laws are designed to ensure that competition determines outcomes in the marketplace. These laws provide that any contract, combination, or conspiracy in any form that unreasonably restrains trade is illegal. Any type of agreement, understanding or arrangement between competitors, whether written or oral, formal or informal, express or implied, that limits competition is subject to antitrust scrutiny. An attempt to reach such agreements, understandings or arrangements may be unlawful, even if such attempt is unsuccessful. Antitrust laws also prohibit exclusionary conduct (i.e., conduct that is not competing on the merits of products, programs or services) that unreasonably restrains trade. Following are Ainsworth’s policies on various actions covered by antitrust law. This list is not meant to be exhaustive, thus you should contact your supervisor to determine whether it is necessary to consider the legality of your proposed actions with the Company’s General Counsel.
     A.   Customer Territory Allocation.   Antitrust law and Company policy prohibit you from making an agreement with one or more of the Company’s competitors to divide or allocate customers

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or territories, or to refrain from selling a certain product generally or in any geographic area or to any category of customers.
     B.   Pricing.   Competing companies cannot agree on the prices that they will charge for their product or services, or on any other terms and conditions of sale (including credit terms and discounts). The prohibition on price fixing also bars agreements, understandings or arrangements between competitors that indirectly affect prices or terms and conditions of sale. It is against Company policy for you to discuss pricing, pricing practices or other terms and conditions of sale with competitors.
     C.   Production.   Competing companies also cannot agree to limit the quantity or quality of their production or the quantity of product they will sell to any particular customer. Nor may competing companies agree to refrain from introducing new products or services, eliminating old ones, or to accelerate or postpone the introduction or withdrawal of a product or service.
     D.   Group Boycotts.   Antitrust law prohibits competing companies from agreeing not to deal with any person or persons, including customers, distributors and suppliers. You may decide independently not to deal with a particular person, but you should not communicate with competitors concerning that decision.
     E.   Bid Rigging.   Secret agreements with competitors, directly or indirectly, on bid prices or proposals to customers or suppliers are illegal. This includes, for example, advance discussion or exchange of specific bid information with competitors, agreeing to submit token bids that are too high or contain special terms so as to make them unacceptable while appearing genuine, any form of bid rotation whereby competitors agree to take turns being the lower bidder, and bid suppression whereby competitors agree to refrain from bidding or withdraw their bids so that one competitor’s bid will be accepted.
     F.   Joint Bidding/Group Buying or Selling.   Joint bidding or group buying or selling, while often permissible under the antitrust laws, can in some circumstances raise antitrust concerns with customers, excluded participants or governmental agencies. Accordingly, any such arrangements must be cleared with the Company’s General Counsel in advance.
     G.   Reciprocity.   A company should not buy products from a second company on the condition that the second company will buy from the first in the future.
     H.   Tying Arrangements.   It can be illegal for a company to force a customer — either directly by contract or through economic coercion — to buy a product or service the customer would not want to buy as a condition for selling the customer a second, distinct product or service.

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     I.   Participation in Trade Associations.   By bringing together competitors, trade associations and standard-setting organizations can raise antitrust concerns, even though such groups may serve legitimate goals. The exchange of sensitive information with competitors regarding topics such as prices, discounts, profit margins, output levels or credit practices can potentially violate antitrust and competition laws, as can creating a standard with the purpose and effect of harming competition. You must notify the Company’s General Counsel before joining any trade associations or standard-setting organizations. Also, the agendas and identity of participants for any trade association meetings should be provided to the Company’s General Counsel several days in advance of any such meeting. If you encounter formal or informal discussions about potentially competitively sensitive topics, you should leave immediately and bring the matter to the attention of your supervisor.
     J.   Discussions with Competitors.   You should not talk to competitors unless you have a good reason to do so, such as in connection with a specific purchase from or sale to that competitor in its capacity as a supplier or customer. Conduct all relations with competitors, their employees, representatives or agents as if those relations were completely in the public view.
     K.   Monopolization.   Ainsworth employees should not take any actions that could be construed as evidence of intent to drive a particular competitor out of business, to prevent a firm from entering the market or to attempt to increase Ainsworth’s market share on any basis other than competition on the merits. For example, you should not sell products below the average variable cost of producing and distributing additional products, or provide additional service or sales below the average total cost in order to drive out competitors and then raise prices, nor should you attempt to coerce customers not to deal with competitors. It is Ainsworth code to prevail in the marketplace solely on the basis of the merits of its products and services.
XIV.   Competitive Practices
     Fair, ethical competition is a fundamental principle of our economic system and it is the Company’s policy to comply strictly with all laws that relate to fair competition and trade practices. You are prohibited from taking advantage of anyone through manipulation, concealment of facts, abuse of privileged information, or other similarly unfair practices. The following points provide specific Company policies regarding a number of trade practices. Because this Code cannot discuss all trade practices, you should contact your supervisor to determine whether it is necessary to consider the legality of your proposed actions with the Company’s General Counsel.
     A.   Truth in Advertising.   Ainsworth’s advertising and product claims must always be balanced, truthful and accurate. Any specific claims made regarding Ainsworth’s products must be supported by evidence.

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     B.   Criticism of Competitors.   As a general principle, you should never disparage the products or services of a competitor. Legitimate comparisons based on credible evidence are not disparagement.
     C.   Business Interference.   Company policy prohibits you from improperly interfering with an existing business relationship between two other parties.
     D.   Price Discrimination.   In the United States the Robinson-Patman Act prohibits “price discrimination,” which is selling the same product to different customers at different prices at the same point in time, if such a practice causes injury to competition. It also prohibits discrimination in advertising and promotional services or allowances. Under the law, discounts and allowances made available to one customer must be made available to all customers on the same terms unless the discounts or allowances are supported by cost savings or are proven necessary to meet (but not beat) a competitor’s legitimate price offer.
XV.   Securities Law
     A.   General — It is illegal and against company policy for you — or any member of your immediate family living in the same household — to buy or sell Ainsworth securities when you have material, non-public information. Information becomes public once it has been adequately disclosed and the market has had time to digest the information. Examples of adequate disclosure include the Company’s announcement of material information through public means, such as news releases or securities filings. A delay of one or more business days is generally considered a sufficient period for routine information to be absorbed by the market. Nevertheless, a longer period of delay might be considered appropriate in more complex disclosures.
     B.   Material Information — Information is generally called “material” if it is important enough to influence a reasonable investor’s decision to buy, sell or hold securities which would likely affect the market price of a company’s securities. Examples of material information include: unreleased sales and/or earning figures; projections of future earnings or losses; new or a pending or proposed merger or asset purchase; a major new contract or lawsuit; a change in dividend policies; a change in management; news of a significant sale of assets; and the gain or loss of a major supplier/customer. Either positive or negative information may be material. Some examples of non-public material information include: news about financial results prior to their public release, planned actions regarding Ainsworth stock and news about important contracts.
     C.   Tipping — Selective disclosure of material inside information about Ainsworth to others who trade in its securities is called tipping, and it is prohibited. You cannot disclose material, non-public information to other people, including friends, relatives or other employees. Both parties — the one sharing the information and the one receiving the information — are subject to penalties and possibly civil or criminal charges. These penalties may apply even where the disclosing party did not

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engage in a transaction or did not directly benefit from the trade. If you have any questions about whether you may make a stock trade, or whether you may reveal certain information, you should contact the Company’s General Counsel.
     D.   Non-Public/Inside Information — Information not widely shared with the financial community or reported to the media is generally called “non-public” or “inside” information. Information, even though it is released, may remain non-public for some period of time, typically a full business day, until it has been digested by the financial markets.
     There are many factors to consider when determining whether information is material or non-public. When in doubt, you should assume the information is material and non-public.
     There are no exceptions to this policy, and violation of the policy may result in serious criminal and civil penalties, in addition to disciplinary action by the company.
     Executive officers and directors of the company must comply with additional requirements when trading in the company’s securities. These include avoiding “short swing” trading (applies only in the United States) and filing periodic reports about their trading activities.
XVI.   Seeking Guidance
     This Code cannot provide definitive answers to all questions. If you have questions regarding any of the policies discussed in this Code or if you are in doubt about the best course of action in a particular situation, you should seek guidance from your supervisor or the Company’s General Counsel.
XVII.   Reporting Violations & “Whistleblower” Policy
     You are obligated to report any suspected violation of this Code that you witness or learn about from another party. The Company is committed to compliance with applicable securities laws, rules and regulations, accounting standards and internal accounting controls. You must also promptly report any complaints or concerns regarding accounting, internal accounting controls and auditing matters.
     Generally, suspected violations should be reported to your supervisor. However, if you prefer not to report a violation to your supervisor or you are not satisfied with your supervisor’s response, you can report that violation on either a confidential or anonymous basis to the Company’s “Whistleblower” Officer. The Whistleblower Officer is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code and, at her discretion shall advise the Chairman and CEO, the CFO, the General Counsel and/or the audit committee. She has

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direct access to the audit committee of the board of directors and is required to report to the committee at least annually on her activities. The Company’s Whistleblower Officer is:

Name:	Brigid Lumholst-Smith,
Mailing address:	5288 Keith Road West Vancouver, B.C. V7W 2N1
Toll free number:	1-866-510-8166
E-mail address:	brigid@mail.eclipsenet.ca
     In the event that Ms. Lumholst-Smith is unavailable and the matter is urgent, you may contact General Counsel, Koffman Kalef, at telephone (604) 891-3688 in Canada and Dorsey Whitney, at telephone (612) 340-2600 in the United States.
     Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation. The audit committee of the board of directors shall address all reported concerns regarding corporate accounting practices, internal controls and auditing. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.
     No one will be subject to retaliation because of a good faith report of suspected violation of the Code or a good faith question or concern about any ethical or legal issue. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment.
     This Whistleblower policy is intended to encourage and enable employees to raise serious concerns within the Company rather than seeking resolution outside the Company.
XVIII.   Investigations of Suspected Violations
     All reported violations of this Code or applicable state, provincial or federal laws will be promptly investigated and treated confidentially to the extent possible, given the need to conduct an investigation. It is imperative that reporting persons not conduct their own preliminary investigations. Investigations of alleged violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.
XIX.   Discipline for Violations
     You are responsible and accountable for adhering to this Code. The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code and to

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halt any such conduct that may occur as soon as reasonably possible after its discovery. Subject to applicable law and agreements, if you violate this Code or other Company policies and procedures you will be subject to disciplinary action, up to and including discharge.
XX.   Waiver
     In the event that you wish to take an action that is prohibited by this Code, you must contact your supervisor. The supervisor must then contact the Company’s General Counsel to determine whether you may be granted a waiver of the portion of this Code that relates to your written waiver request. Waivers will only be given to you in writing. Waiver requests by directors or officers must be decided by the Board of Directors and will be promptly disclosed publicly as required by law or regulation.
XXI.   Relationship of Code to Other Policies and Work Requirements
     This Code of Conduct is not intended to be all inclusive of the expectations the Company may have regarding your employment, and accordingly, it does not supersede other company policies and procedures that are in force (e.g., company handbook or postings containing policies). If there is a conflict between this Code of Conduct and another Company policy, the Code of Conduct shall be the prevailing policy, provided however, nothing herein is intended to prevent the Company from having a more stringent guideline; provided, however that all requests for a more stringent guideline must be submitted to the Company’s General Counsel for written approval prior to implementation.
XXII.   Modification of Code
     The Company reserves the right to modify, revoke, suspend or change the Code, plans, policies or procedures, in whole or in part, at any time with or without prior notice. Every director, officer and employee shall be bound by this Code and any modification made to it in the future.
XXIII.   Summary
     This Code of Conduct sets forth a number of principles which you must follow in the conduct of Ainsworth’s business. It furthers the goals of Ainsworth to:
•	Furnish the best possible products and customer service;

•	Comply with applicable laws in all respects;

•	Observe and practice the highest standards of ethical business conduct;

•	Respect the rights and property of Ainsworth, its customers and its competitors; and

•	Conduct Ainsworth’s business in the best interests of its employees, its shareholders and the public.

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